UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                            ALLOS THERAPEUTICS, INC.
                            ------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)


                                    019777101
                                    ---------
                                 (CUSIP Number)


                                DECEMBER 31, 2003
                                -----------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [_]      Rule 13d-1(b)
         [X]      Rule 13d-1(c)
         [_]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 019777101             Schedule 13G                       Page  2 of 26


--------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identifica-
         tion No. of Above Person

                  Perseus-Soros BioPharmaceutical Fund, L.P.
--------------------------------------------------------------------------------
2.       Check the Appropriate Box                              (a)     [_]
         if a Member of a Group                                 (b)     [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization           Delaware


--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power               2,500,000
Beneficially            (6)     Shared Voting Power             0
Owned by Each           (7)     Sole Dispositive Power          2,500,000
Reporting Person        (8)     Shared Dispositive Power        0
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  2,500,000
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                        [X]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9        8.0%


--------------------------------------------------------------------------------
12.      Type of Reporting Person                               PN


--------------------------------------------------------------------------------

CUSIP NO. 019777101             Schedule 13G                       Page  3 of 26


--------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identifica-
         tion No. of Above Person

                  Perseus-Soros Partners, LLC
--------------------------------------------------------------------------------
2.       Check the Appropriate Box                              (a)     [_]
         if a Member of a Group                                 (b)     [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization           Delaware


--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power               2,500,000
Beneficially            (6)     Shared Voting Power             0
Owned by Each           (7)     Sole Dispositive Power          2,500,000
Reporting Person        (8)     Shared Dispositive Power        0
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  2,500,000
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                        [X]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9        8.0%


--------------------------------------------------------------------------------
12.      Type of Reporting Person                               OO


--------------------------------------------------------------------------------

CUSIP NO. 019777101             Schedule 13G                       Page  4 of 26


--------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identifica-
         tion No. of Above Person

                  Perseus BioTech Fund Partners, LLC
--------------------------------------------------------------------------------
2.       Check the Appropriate Box                              (a)     [_]
         if a Member of a Group                                 (b)     [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization           Delaware


--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power               0
Beneficially            (6)     Shared Voting Power             2,500,000
Owned by Each           (7)     Sole Dispositive Power          0
Reporting Person        (8)     Shared Dispositive Power        2,500,000
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  2,500,000
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                        [X]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9        8.0%


--------------------------------------------------------------------------------
12.      Type of Reporting Person                               OO


--------------------------------------------------------------------------------

CUSIP NO. 019777101             Schedule 13G                       Page  5 of 26


--------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identifica-
         tion No. of Above Person

                  SFM Participation, L.P.
--------------------------------------------------------------------------------
2.       Check the Appropriate Box                              (a)     [_]
         if a Member of a Group                                 (b)     [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization           Delaware


--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power               0
Beneficially            (6)     Shared Voting Power             2,500,000
Owned by Each           (7)     Sole Dispositive Power          0
Reporting Person        (8)     Shared Dispositive Power        2,500,000
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  2,500,000
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                        [X]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9        8.0%


--------------------------------------------------------------------------------
12.      Type of Reporting Person                               PN


--------------------------------------------------------------------------------

CUSIP NO. 019777101             Schedule 13G                       Page  6 of 26


--------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identifica-
         tion No. of Above Person

                  SFM AH LLC
--------------------------------------------------------------------------------
2.       Check the Appropriate Box                              (a)     [_]
         if a Member of a Group                                 (b)     [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization           Delaware


--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power               0
Beneficially            (6)     Shared Voting Power             2,500,000
Owned by Each           (7)     Sole Dispositive Power          0
Reporting Person        (8)     Shared Dispositive Power        2,500,000
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  2,500,000
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                        [X]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9        8.0%


--------------------------------------------------------------------------------
12.      Type of Reporting Person                               OO


--------------------------------------------------------------------------------

CUSIP NO. 019777101             Schedule 13G                       Page  7 of 26


--------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identifica-
         tion No. of Above Person

                  Perseus EC, L.L.C.
--------------------------------------------------------------------------------
2.       Check the Appropriate Box                              (a)     [_]
         if a Member of a Group                                 (b)     [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization           Delaware


--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power               331,850 (1)
Beneficially            (6)     Shared Voting Power             2,500,000 (1)
Owned by Each           (7)     Sole Dispositive Power          331,850 (1)
Reporting Person        (8)     Shared Dispositive Power        2,500,000 (1)
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  2,831,850 (1)
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                        [X]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9        9.1%


--------------------------------------------------------------------------------
12.      Type of Reporting Person                               OO


--------------------------------------------------------------------------------
------------------------
(1)  See Item 4 herein.

CUSIP NO. 019777101             Schedule 13G                       Page  8 of 26


--------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identifica-
         tion No. of Above Person

                  Perseuspur, LLC
--------------------------------------------------------------------------------
2.       Check the Appropriate Box                              (a)     [_]
         if a Member of a Group                                 (b)     [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization           Delaware


--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power               331,850 (1)
Beneficially            (6)     Shared Voting Power             2,500,000 (1)
Owned by Each           (7)     Sole Dispositive Power          331,850 (1)
Reporting Person        (8)     Shared Dispositive Power        2,500,000 (1)
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  2,831,850 (1)
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                        [X]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9        9.1%


--------------------------------------------------------------------------------
12.      Type of Reporting Person                               OO


--------------------------------------------------------------------------------
------------------------
(1)  See Item 4 herein.

CUSIP NO. 019777101             Schedule 13G                       Page  9 of 26


--------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identifica-
         tion No. of Above Person

                  Frank H. Pearl
                  (in the capacity described herein)
--------------------------------------------------------------------------------
2.       Check the Appropriate Box                              (a)     [_]
         if a Member of a Group                                 (b)     [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization           United States


--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power               660,100 (1)
Beneficially            (6)     Shared Voting Power             2,500,000 (1)
Owned by Each           (7)     Sole Dispositive Power          660,100 (1)
Reporting Person        (8)     Shared Dispositive Power        2,500,000 (1)
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  3,160,100 (1)
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                        [_]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9        10.2%


--------------------------------------------------------------------------------
12.      Type of Reporting Person                               IN


--------------------------------------------------------------------------------
------------------------
(1)  See Item 4 herein.

CUSIP NO. 019777101             Schedule 13G                       Page 10 of 26


--------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identifica-
         tion No. of Above Person

                  George Soros
                  (in the capacity described herein)
--------------------------------------------------------------------------------
2.       Check the Appropriate Box                              (a)     [_]
         if a Member of a Group                                 (b)     [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization           United States


--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power               0
Beneficially            (6)     Shared Voting Power             2,500,000
Owned by Each           (7)     Sole Dispositive Power          0
Reporting Person        (8)     Shared Dispositive Power        2,500,000
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  2,500,000
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                        [X]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9        8.0%


--------------------------------------------------------------------------------
12.      Type of Reporting Person                               IA


--------------------------------------------------------------------------------

CUSIP NO. 019777101             Schedule 13G                       Page 11 of 26


--------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identifica-
         tion No. of Above Person

                  Soros Fund Management LLC
--------------------------------------------------------------------------------
2.       Check the Appropriate Box                              (a)     [_]
         if a Member of a Group                                 (b)     [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization           Delaware


--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power               0
Beneficially            (6)     Shared Voting Power             2,500,000
Owned by Each           (7)     Sole Dispositive Power          0
Reporting Person        (8)     Shared Dispositive Power        2,500,000
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  2,500,000
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                        [X]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9        8.0%


--------------------------------------------------------------------------------
12.      Type of Reporting Person                               OO; IA


--------------------------------------------------------------------------------

CUSIP NO. 019777101             Schedule 13G                       Page 12 of 26


Item 1.  (a)      NAME OF ISSUER

                  Allos Therapeutics, Inc. (the "Company").

         (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                  11080 Circlepoint Road, Suite 200
                  Westminster, CO 80020

Item 2.  (a)      NAMES OF PERSONS FILING

                  This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons")

                  (i) Perseus-Soros BioPharmaceutical Fund, L.P., a Delaware limited partnership (the "Purchaser");

                  (ii) Perseus-Soros Partners, LLC, a Delaware limited liability company ("PSP GP" and general partner of Purchaser);

                  (iii) Perseus BioTech Fund Partners, LLC, a Delaware limited liability company ("PBFP Partners" and managing member of PSP GP);

                  (iv) SFM Participation, L.P., a Delaware limited partnership ("SFM Participation" and managing member of PSP GP);

                  (v) SFM AH LLC, a Delaware limited liability company ("SFM AH" and general partner of SFM Participation);

                  (vi) Perseus EC, L.L.C., a Delaware limited liability company ("Perseus EC" and managing member of PBFP Partners);

                  (vii) Perseuspur, LLC, a Delaware limited liability company ("Perseuspur" and member of Perseus EC);

                  (viii) Mr. Frank H. Pearl ("Mr. Pearl" and sole member of Perseuspur);

                  (ix)     Mr. George Soros ("Mr. Soros" and Chairman of SFM
                           LLC); and

                  (x) Soros Fund Management LLC, a Delaware limited liability company ("SFM LLC" and the sole managing member of SFM AH).

         (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE

                  The address and principal business offices of (i) Purchaser and (ii) PSP GP is 888 Seventh Avenue, 29th Floor, New York, NY 10106.

                  The address of the principal business offices of (i) PBFP Partners, (ii) Perseus EC, (iii) Perseuspur and (v) Mr. Pearl is 2099 Pennsylvania Avenue, Suite 900, Washington, DC 20006-1813.

CUSIP NO. 019777101             Schedule 13G                       Page 13 of 26


                  The address of the principal business offices of (i) PSFM Participation, (ii) SFM AH, (iii) Mr. Soros and (iv) SFM LLC is 888 Seventh Avenue, 33rd Floor, New York, NY 10106.

         (c)      CITIZENSHIP

                  (i)      Purchaser - a Delaware limited partnership
                  (ii)     PSP GP - a Delaware limited liability company
                  (iii)    PBFP Partners - a Delaware limited liability company
                  (iv)     SFM Participation - a Delaware limited partnership
                  (v)      SFM AH - a Delaware limited liability company
                  (vi)     Perseus EC - a Delaware limited liability company
                  (vii)    Perseuspur - Delaware limited liability company
                  (viii)   Mr. Pearl - United States
                  (ix)     Mr. Soros - United States
                  (x)      SFM LLC - a Delaware limited liability company

         (d)      TITLE OF CLASS OF SECURITIES

                  Common Stock, par value $.01 per share (the "Common Stock" or "Shares")

         (e)      CUSIP NUMBER

                  019777101

                  Information contained herein concerning SFM Participation, SFM AH, SFM LLC and Mr. Soros has been provided by SFM LLC. The Purchaser, PSP GP, PBFP Partners, Perseus EC, Perseuspur and Mr. Pearl assume no responsibility for such information. Information contained herein concerning PBFP Partners, Perseus EC, Perseuspur and Mr. Pearl has been provided by each such Reporting Person. The Purchaser, PSP GP, SFM Participation, SFM AH, SFM LLC and Mr. Soros assume no responsibility for such information.

Item 3. This statement is not being filed pursuant to either Rule 13d-1(b) or 13d-2(b) or (c).

Item 4.  OWNERSHIP.

         (a)      AMOUNT BENEFICIALLY OWNED:

                           Each of the Reporting Persons, other than Mr. Pearl,
                  Perseus EC and Perseuspur, may be deemed to beneficially own an aggregate of 2,500,000 Shares.

                           Mr. Pearl may be deemed to beneficially own an
                  aggregate of 3,160,100 Shares as a result of his voting and dispositive power over the 2,500,000 Shares owned by the Purchaser, an additional 328,250 Shares beneficially owned by Perseus Capital, LLC, a Delaware limited liability

CUSIP NO. 019777101             Schedule 13G                       Page 14 of 26


                  company ("Perseus Capital"), and 331,850 Shares beneficially owned by Perseus 2000, L.L.C., a Delaware limited liability company ("Perseus 2000"). Perseus EC and Perseuspur may be deemed to beneficially own an aggregate of 2,831,850 Shares as a result of their voting and dispositive power over the 2,500,000 Shares owned by the Purchaser and the 331,850 Shares beneficially owned by Perseus 2000. Perseus Capital and Perseus 2000 may be deemed to be affiliates of Mr. Pearl, Perseus EC and Perseuspur.

         (b)      PERCENTAGE OWNED:

                           Based on calculations made in accordance with Rule
                  13d-3(d), and there being 31,087,004 Shares outstanding as of this date, each of the Reporting Persons, other than Mr. Pearl, Perseus EC and Perseuspur, may be deemed to beneficially own approximately 8.0% of the outstanding Common Stock.

                           Based on calculations made in accordance with Rule
                  13d-3(d), and there being 31,087,004 Shares outstanding as of this date, Mr. Pearl, Perseus EC and Perseuspur may be deemed to beneficially own approximately 10.2%, 9.1% and 9.1%, respectively, of the outstanding Common Stock.

         (c)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                  (i) Each of the Purchaser and PSP GP may be deemed to have sole power to direct the voting and disposition of the 2,500,000 Shares beneficially owned by the Purchaser. Each of Mr. Pearl, Perseus EC and Perseuspur may be deemed to have sole power to direct the voting and disposition of the 331,850 Shares beneficially owned by Perseus 2000. Mr. Pearl may be deemed to have the sole power to direct the voting and disposition of the 328,250 Shares beneficially owned by Perseus Capital.

                  (ii) By virtue of the relationships between and among the Reporting Persons as described in Item 2, each of the Reporting Persons, other than the Purchaser and PSP GP, may be deemed to share the power to direct the voting and disposition of the 2,500,000 Shares beneficially owned by the Purchaser.

                  The Purchaser, PSP GP, PBFP Partners, SFM Participation, SFM AH, Mr. Soros and SFM LLC disclaim beneficial ownership of the 328,250 and the 331,850 Shares beneficially owned by Perseus Capital and Perseus 2000, respectively.

Item 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not applicable.

CUSIP NO. 019777101             Schedule 13G                       Page 15 of 26


Item 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         The partners of the Purchaser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of the Purchaser in accordance with their ownership interests in the Purchaser.

Item 7. IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable.

Item 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable.

Item 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

Item 10. CERTIFICATION

                  By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

CUSIP NO. 019777101             Schedule 13G                       Page 16 of 26


                                   SIGNATURES

                  After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated as of February 17, 2004

                                    PERSEUS-SOROS BIOPHARMACEUTICAL FUND, L.P.


                                    By: Perseus-Soros Partners, LLC
                                        General Partner


                                    By: SFM Participation, L.P.
                                        Managing Member


                                    By: SFM AH LLC
                                        General Partner


                                    By: Soros Fund Management LLC
                                        Managing Member


                                    By:  /s/  Jodye M. Anzalotta
                                         --------------------------------------
                                         Name:   Jodye M. Anzalotta
                                         Title:  Assistant General Counsel

CUSIP NO. 019777101             Schedule 13G                       Page 17 of 26


                                    PERSEUS-SOROS PARTNERS, LLC


                                    By: SFM Participation, L.P.
                                        Managing Member


                                    By: SFM AH LLC
                                        General Partner


                                    By: Soros Fund Management LLC
                                        Managing Member


                                    By:  /s/  Jodye M. Anzalotta
                                         --------------------------------------
                                         Name:   Jodye M. Anzalotta
                                         Title:  Assistant General Counsel



                                    PERSEUS BIOTECH FUND PARTNERS, LLC


                                    By: Perseuspur EC, L.L.C.
                                        Managing Member


                                    By: Perseuspur, LLC
                                        Member


                                    By: /s/ Rodd Macklin
                                        ---------------------------------------
                                        Name:   Rodd Macklin
                                        Title:  Secretary and Treasurer


                                    SFM PARTICIPATION, L.P.


                                    By: SFM AH LLC
                                        General Partner


                                    By: Soros Fund Management LLC
                                        Managing Member


                                    By:  /s/  Jodye M. Anzalotta
                                         --------------------------------------
                                         Name:   Jodye M. Anzalotta
                                         Title:  Assistant General Counsel

CUSIP NO. 019777101             Schedule 13G                       Page 18 of 26


                                    SFM AH LLC


                                    By: Soros Fund Management LLC
                                        Managing Member


                                    By:  /s/  Jodye M. Anzalotta
                                         --------------------------------------
                                         Name:   Jodye M. Anzalotta
                                         Title:  Assistant General Counsel



                                    PERSEUS EC, L.L.C.


                                    By: Perseuspur, LLC
                                        Member


                                    By: /s/ Rodd Macklin
                                        ---------------------------------------
                                        Name:   Rodd Macklin
                                        Title:  Secretary and Treasurer



                                    PERSEUSPUR, LLC


                                    By: /s/ Rodd Macklin
                                        ---------------------------------------
                                        Name:   Rodd Macklin
                                        Title:  Secretary and Treasurer



                                    MR. FRANK H. PEARL


                                    By: /s/ Rodd Macklin
                                        ---------------------------------------
                                        Name:   Rodd Macklin
                                        Title:  Attorney-in-Fact (1)



                                    MR. GEORGE SOROS


                                By:     /s/  Jodye M. Anzalotta
                                        ----------------------------------------
                                        Name:   Jodye M. Anzalotta
                                        Title:  Attorney-in-Fact (2)

CUSIP NO. 019777101             Schedule 13G                       Page 19 of 26


                                   SOROS FUND MANAGEMENT LLC


                                    By:  /s/  Jodye M. Anzalotta
                                         --------------------------------------
                                         Name:   Jodye M. Anzalotta
                                         Title:  Assistant General Counsel


------------------------
(1) A Power of Attorney, dated April 9, 2003, appointing Rodd Macklin to act on behalf of Frank Pearl has been filed with the Securities and Exchange Commission.

(2) A Power of Attorney, dated October 30, 2002, appointing each of Armando T. Belly, Jodye Anzalotta, John F. Brown, Maryann Canfield, Richard D. Holahan, Jr. and Robert Soros to act on behalf of George Soros has been filed with the Securities and Exchange Commission.

CUSIP NO. 019777101             Schedule 13G                       Page 20 of 26


                                  EXHIBIT INDEX
                                  -------------

Exhibit 1. Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2. Power of Attorney, dated October 30, 2002 appointing each of Armando T. Belly, Jodye Anzalotta, John F. Brown, Maryann Canfield, Richard D. Holahan, Jr. and Robert Soros as Attorney-In-Fact for George Soros.

Exhibit 3. Power of Attorney, dated April 9, 2003, appointing Rodd Macklin as Attorney-in-Fact for Frank H. Pearl.